SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                                ____________

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)




                      MARVEL ENTERTAINMENT GROUP, INC.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                573913 10 0
                               (CUSIP Number)

                            Marvel Holdings Inc.

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                  Copy to:
                               John M. Reiss
                                White & Case
                        1155 Avenue of the Americas
                            New York, NY  10036
                               (212) 354-8113



                               April 24, 1997
        ____________________________________________________________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
                                ____________

Check the following box if a fee is being paid with this statement [ ].

                             Page 1 of 23 Pages
                      Exhibit Index appears on page 8.

                                SCHEDULE 13D


  CUSIP No.                         Page 2 of 23
 573913 10 0                        Pages


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marvel Holdings Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                      (b)[X]
  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED                                            [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
 NUMBER OF SHARES    7  SOLE VOTING POWER
 BENEFICIALLY           50,932,167
 OWNED BY EACH
                     8  SHARED VOTING POWER
 REPORTING PERSON
 WITH

                     9  SOLE DISPOSITIVE POWER
                        50,932,167
                        SHARED DISPOSITIVE POWER
                    10

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 11  PERSON

     50,932,167

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     [ ]
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.03%

 14  TYPE OF REPORTING PERSON

     CO

          This statement amends and restates the Schedule 13D, relating to the common stock, par value $.01 per share (the "Marvel Common Stock"), of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission (the "Commission"), on May 18, 1993 by New Marvel Holdings Inc., MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, filed with the Commission on October 12, 1993 by Marvel Holdings Inc. ("Marvel Holdings"), Marvel (Parent) Holdings Inc. ("Marvel Parent"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, as amended by Amendment No. 2 filed with the Commission on November 15, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 3, filed with the Commission on December 31, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, and as amended by Amendment No. 4 filed with the Commission on March 10, 1997 by Marvel Holdings, Marvel Parent, Andrews and Mafco.

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Marvel Common Stock. The principal executive offices of Marvel are located at 387 Park Avenue South, New York, New York 10016.


ITEM 2.   IDENTITY AND BACKGROUND

          (a)-(c),(f) This Statement is being filed by Marvel Holdings, a corporation organized and existing under the laws of Delaware. Marvel Holdings is a holding company. The business address of Marvel Holdings is 5900 North Andrews Avenue, Ft. Lauderdale, Florida 33309.

          The names, business addresses, present principal occupations or employments, the principal business and address of the entity in which such employment is conducted, if necessary, and citizenships of the executive officers and directors of Marvel Holdings are set forth on Schedule A attached hereto and incorporated herein by reference.

          (d) During the last five years, neither Marvel Holdings nor, to the best knowledge of Marvel Holdings, any of the individuals set forth on Schedules A or B were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Marvel Holdings nor, to the best knowledge of Marvel Holdings, any of the individuals set forth on Schedules A or B was a party to a civil proceeding of a judicial or admin-istrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          No new Marvel Common Stock has been acquired by Marvel Holdings. See Item 4. The control of the voting of the Marvel Common Stock held by Marvel Holdings has changed as described in Item 4.

ITEM 4.   PURPOSE OF TRANSACTION

          In 1993, Marvel Holdings issued pursuant to an indenture, $517,447,000 principal amount at maturity of Senior Secured Discount Notes due 1998 (the "Marvel Holdings Notes"). The Marvel Holdings Notes are secured by approximately 47.15% of the shares of Marvel Common Stock. In 1993, Marvel Parent issued pursuant to an indenture (the "Marvel Parent Indenture"), $251,678,000 principal amount at maturity of Senior Secured

Discount Notes due 1998 (the "Marvel Parent Notes"). The Marvel Parent Notes are secured by 100% of the shares of Common Stock of Marvel Holdings and approximately 19.64% of the shares of Marvel Common Stock. In 1994, Marvel III Holdings, Inc. (Marvel Holdings, Marvel Parent and Marvel III Holdings, Inc. are collectively referred to as the "Marvel Holding Companies") issued pursuant to an indenture $125,000,000 principal amount of 9-1/8% Senior Secured Notes due 1998 (the "Marvel III Notes"). The Marvel III Notes are secured by 100% of the shares of Common Stock of Marvel Parent and, pursuant to the non-recourse guaranty thereof by Marvel Parent, approximately 9.14% of the shares of Marvel Common Stock.

          On December 27, 1996, Marvel, eight of its direct and indirect subsidiaries (collectively with Marvel, the "Marvel Debtors") and each of the Marvel Holding Companies filed petitions for relief under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the District of Delaware (the "Bankruptcy Court"). The bankruptcy proceedings commenced by the Marvel Holding Companies have not been procedurally consolidated and are not jointly administered with the bankruptcy proceedings of the Marvel Debtors. The filing of bankruptcy by the Marvel Holding Companies was an event of default under each of the indentures pursuant to which the Marvel Holdings Notes, the Marvel Parent Notes and the Marvel III Notes were issued.

          On January 9, 1997, the United States Trustee appointed an Official Bondholders Committee (the "Bondholders Committee") to represent the interests of all holders of the Marvel Holdings Notes, the Marvel Parent Notes and the Marvel III Notes.

          On January 13, 1997, the Bondholders Committee, together with LaSalle National Bank, as successor indenture trustee (the "Trustee"), moved for relief from the automatic stay in the Marvel Holding Companies' bankruptcy proceeding in order to vote and to foreclose upon shares of stock pledged to secure repayment of the Marvel Holdings Companies' bonds including (i) 100% of the common stock of Marvel Holdings, (ii) 100% of the common stock of Marvel Parent and (iii) approximately 75.93% of the Marvel common stock (collectively, the "Pledged Stock"). On February 26, 1997, the Bankruptcy Court entered an order lifting the automatic stay to permit the Bondholders Committee and the Trustee, on behalf of bondholders, to vote and to foreclose upon the Pledged Stock.

          By letter dated March 20, 1997, the Bondholders Committee, on behalf of certain of its member-bondholders, issued a letter to the counsel of Marvel advising Marvel, among other things, of its intention to direct the Trustee to vote the Common Stock of Marvel Holdings which was pledged pursuant to the Marvel Parent Indenture, to replace, as of 9:00 a.m. March 25, 1997, the Board of Directors and officers of Marvel Holdings with designees of the Bondholders Committee and of the intention of the new board of Marvel Holdings to vote its majority interest in Marvel to replace Marvel's Board of Directors with designees of the Bondholders Committee and of Marvel's Official Equity Committee.

          On March 24, 1997, Marvel and its pre-bankruptcy bank lenders (the "Bank Lenders") each moved the Bankruptcy Court, in the Marvel bankruptcy proceeding, for entry of an order enjoining the Bondholders Committee and the Trustee from voting any of the Pledged Stock to effectuate proposed Board of Directors changes. On that date, after a hearing on the separate applications, the Bankruptcy Court entered an order (the "Order") enjoining the Bondholders Committee and the Trustee only from voting Marvel Common Stock to change the Marvel Board of Directors on the basis that relief from the automatic stay existing in the Marvel bankruptcy proceeding must precede any change of Marvel's Board of Directors. The Bankruptcy Court denied the applications to the extent the relief sought was to enjoin the Bondholders Committee and the Trustee from otherwise voting the Common Stock of Marvel Parent to change the Board of Directors of Marvel Holdings.

          On March 28, 1997, the Bondholders Committee and the Trustee appealed from the Order. On April 10, 1997 the Bank Lenders moved the District Court for dismissal of this appeal. Oral argument on the appeal and the motion for dismissal thereof is scheduled for May 1, 1997.

          On March 28, 1997, the Bondholders Committee and the Trustee also filed a motion to lift the automatic stay in Marvel bankruptcy proceeding in order to permit the Bondholders Committee and the Trustee to replace the Board of Directors of Marvel. A hearing date on such motion has been set for June 6, 1997.

          On April 24, 1997, LaSalle National Bank, in its capacity as Trustee under the Marvel Parent Indenture, notified Marvel Parent that, pursuant to Section 10.05(c) of the Marvel Parent Indenture, the rights of Marvel Parent to exercise voting and other consensual rights relating to its ownership of 100% of the shares of Common Stock of Marvel Holdings had terminated as of 3:00 p.m. (New York time) on such date and that as of such time all such rights had vested in the Trustee.

          Immediately thereafter, the Trustee exercised voting authority over the shares of Common Stock of Marvel Holdings by executing an action by a written consent of the sole stockholder of Marvel Holdings pursuant to
Section 228 of the Delaware General Corporation Law, which removed each and every then-current member of the Board of Directors of Marvel Holdings and replaced them with the directors indicated in Schedule A (collectively, the "New Board").

          It is the intention of Marvel Holdings to take all actions deemed by it to be necessary or appropriate, including, without limitation, voting the Marvel Common Stock owned by Marvel Holdings to, among other things, replace the Board of Directors of Marvel and have an interim management team installed pending appointment of new permanent operating officers (if either the Order is lifted or the motion to lift the automatic stay in the Marvel bankruptcy proceeding is granted), to ensure that its interests in Marvel are properly protected and promoted and to propose, support and obtain confirmation of a joint chapter 11 plan of reorganization for the Marvel Debtors and the Marvel Holding Companies.

          It is the understanding and belief of Marvel Holdings that the Bondholder Committee is considering the proposal of a joint plan of reorganization for the Marvel Debtors and the Marvel Holdings Companies (the "Joint Plan"), pursuant to which, among other things, High River Limited Partnership, Westgate International, L.P. and United Equities (Commodities) Company will act as standby purchasers in connection with a capital infusion into Marvel, and the Marvel Debtors and the Marvel Holding Companies will otherwise be reorganized in a fashion that comports with the requirements of the Bankruptcy Code. The contemplated capital infusion would be accomplished pursuant to a rights offering to the holders of Marvel Common Stock and the holders of the Marvel Holdings Notes, the Marvel Parent Notes and the Marvel III Notes to the extent the payment of such notes is secured by shares of Marvel Common Stock. Marvel Holdings intends to discuss various issues regarding the Joint Plan with the Bondholders Committee and may, on the basis of such discussions, become a co-proponent of the Joint Plan.

          Marvel Holdings understands that individual members of the Bondholder Committee have acquired interests in certain bank debt of Marvel ("Interests") and are seeking to acquire additional Interests.

          In addition, Marvel Holdings intends to review on a continuing basis its investment in Marvel and may consider to advance any option available to it including those actions set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

          Except as set forth above, neither Marvel Holdings nor, to the best knowledge of Marvel Holdings, any of the individuals set forth on

Schedule A, has any current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Marvel Holdings beneficially owns 50,932,167 shares or 50.03% of the outstanding Marvel Common Stock based on a total of 101,809,657 shares of Marvel Common Stock outstanding on December 31, 1996 (based on the Form 10-K filed by Marvel with the Commission on April 15, 1997). It is the understanding and belief of Marvel Holdings that the holders of Marvel Parent Notes disclaim beneficial ownership of the shares of Marvel Common Stock held by Marvel Holdings. Barberry Corp., an affiliate of High River Limited Partnership, owns 29,500 shares of Marvel Common Stock.

          (b) Subject to the lifting of the automatic stay and the reversal of the restraining order, Marvel Holdings has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 50,932,167 shares of Marvel Common Stock.

          (c) Neither Marvel Holdings nor, to the best knowledge of Marvel Holdings, any of the individuals set forth on Schedule A, has effected any transaction in Marvel Common Stock during the past 60 days.

          (d) Upon an event of default under the Indenture, the Bondholders have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, Marvel Common Stock.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as set forth below and as set forth in Item 4 above, neither Marvel Holdings nor, to the best knowledge of Marvel Holdings, any of the persons set forth on Schedules A or B, has any contract, arrangement, understanding or relationship with any other person with respect to any security of Marvel.

          The actions performed by the Trustee, as described in Item 4, have been taken pursuant to separate Letters of Direction, each dated April 24, 1997, executed by each of High River Limited Partnership ("High River"), United Equities (Commodities) Company ("United Equities"), Westgate International, L.P. ("Westgate"), Elliott Associates L.P. ("Elliott") and Moses Marx ("Marx"). High River, United Equities, Westgate, Elliott and Marx expressly disclaim any beneficial ownership in Marvel; further, each of High River, United Equities, Westgate, Elliott and Marx expressly disclaim membership in a group. For informational purposes only, each is disclosing certain information concerning itself. Such information is set forth in Schedule B attached hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.  Description

     1       Letter of Direction dated April 24, 1997, by High River
             Limited Partnership

     2 Letter of Direction dated April 24, 1997, by United Equities (Commodities) Company

     3       Letter of Direction dated April 24, 1997, by Westgate
             International, L.P.

     4       Letter of Direction dated April 24, 1997, by Elliott
             Associates L.P.

     5       Letter of Direction dated April 24, 1997, by Moses Marx

                                 SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 1997

                 MARVEL HOLDINGS INC.



                 By: /s/ Carl Icahn
                     ________________________________________

                      Name:   Carl Icahn
                      Title:  President



                 By: /s/ Vincent Intrieri
                     ________________________________________

                      Name:   Vincent Intrieri
                      Title:  Secretary and Treasurer

                                 SCHEDULE A

Marvel Holdings Inc.

The name, business address, and present principal occupation or employment of each director and executive officer of Marvel Holdings Inc. are as follows:<F1>

NAME                     ADDRESS                            OCCUPATION
Carl C. Icahn            767 Fifth Avenue                   Mr. Icahn is principally employed as President and
                         New York, New York 10153           a Director of Starfire Holding Corporation, a Delaware corporation
                                                            ("SHC"), and Chairman of the Board and a Director of various of
                                                            SHC's subsidiaries, including ACF Industries, Incorporated, a New
                                                            Jersey corporation ("ACF").  SHC is primarily engaged in the business of holding, either directly or through subsidiaries, a majority of the common stock of ACF and its address is 100 South
                                                            Bedford Road, Mount Kisco, New York 10549.  ACF is primarily engaged in the business of leasing, selling, and manufacturing railroad freight and tank cars and its address is 620 North Second
                                                            Street, St. Charles, MO 63301.  Mr. Icahn has been President and a
                                                            Director of SHC since August 1982 and has been a director of ACF since June 1984 and Chairman of the Board of ACF since October
                                                            1984.  Mr. Icahn also maintains similar positions with various of
                                                            ACF's affiliates, including: (i) since 1968, Mr. Icahn has been
                                                            Chairman of the Board, President and a Director of Icahn & Co,
                                                            Inc., a Delaware corporation (collectively with its predecessor companies by merger, "Icahn & Co."), which is a registered broker-
                                                            dealer whose address is 1 Wall Street Court, New York, New York
                                                            10005; and (ii) since November 1990, Mr. Icahn has been Chairman of the Board and a Director of American Property Investors, Inc.,
                                                            a Delaware corporation ("API") which is primarily engaged in the business of acting as general partner of American Real Estate
                                                            Partners, L.P., and whose address is 100 South Bedford Road, Mount
                                                            Kisco, New York 10549.  Mr. Icahn is a director and President of
                                                            Marvel Holdings.

____________________

<F1>      Each person listed in this Schedule A is a United States citizen unless otherwise indicated.

Robert J. Mitchell       c/o Icahn Associates Corp.         Mr. Mitchell is principally employed as Vice
                         767 Fifth Avenue                   President-Finance of ACF.  Mr. Mitchell is a
                         New York, New York  10153          director of Marvel Holdings.

Vincent Intrieri         712 Fifth Avenue                   Mr. Intrieri is principally employed by Stonington
                         36th Floor                         Management Corporation, a Delaware corporation
                         New York, New York 10019           whose address is 712 Fifth Avenue, 36th Floor, New York, New York
                                                            10019, which provides services to (a) Martley International, Inc., a Delaware corporation ("Martley"), which is investment advisor to
                                                            Westgate International, L.P., a Cayman Island limited partnership
                                                            ("Westgate"), and (b) Elliott Associates, L.P., a Delaware limited partnership ("Elliott").  Additional information regarding
                                                            Westgate, Martley and Elliott is provided in SCHEDULE B annexed hereto.  Mr. Intrieri is a director and Secretary and Vice
                                                            President of Marvel Holdings.

                                 SCHEDULE B


High River Limited Partnership

     High River Limited Partnership ("High River") is a Delaware limited partnership. Riverdale LLC, a New York limited liability company ("Riverdale"), which is the successor-in-interest to Riverdale Investors Corp., Inc., is the general partner of High River. Mr. Carl C. Icahn, a citizen of the United States of America, is the controlling member of Riverdale.

     The business address of Mr. Icahn is 767 Fifth Avenue, New York, New York 10053. The address of the principal office of each High River and Riverdale is 100 South Bedford Road, Mount Kisco, New York 10549.

     High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of investing in securities, including interests in real estate limited partnership, and acting as general partner of High River. Mr. Icahn's present principal occupation or employment is set forth in Schedule A and is incorporated herein by reference.

     The name, business address, and present principal occupation or employment of the general partner of High River are as follows:

NAME                    ADDRESS                               OCCUPATION
Riverdale LLC           Riverdale LLC                         The principal business
                        100 South Bedford Road                of Riverdale is acting
                        Mount Kisco, New York                 as general partner of
                        10549                                 High River.


Riverdale LLC

     The name, business address, and present principal occupation or employment of each director and executive officer of Riverdale are as follows:

Carl C. Icahn               767 Fifth Avenue                             Mr. Icahn is a
                            New York, New York 10153                     Member and Manager of Riverdale; and as listed in
                                                                         Schedule A as incorporated herein by reference.

Edward E. Mattner           c/o Icahn Associates Corp.                   Mr. Mattner is
                            767 Fifth Avenue                             President and
                            New York, New York 10153                     Manager of Riverdale; and is a securities trader for
                                                                         various entities controlled by Mr. Icahn.

Robert J. Mitchell          c/o Icahn Associates Corp.                   Mr. Mitchell is
                            767 Fifth Avenue                             Vice President and
                            New York, New York 10153                     Treasurer of Riverdale;  and as listed in Schedule A
                                                                         as incorporated herein by reference.

United Equities (Commodities) Company

     United Equities (Commodities) Company ("United Equities") is a partnership which is a registered commodities broker. The principal business address of United Equities is 160 Broadway, New York, New York 10038. Moses Marx, Phillippe Katz and Dr. Joseph M. Fink are the general partners of United Equities. Mr. Marx has a 99% equity interest in United Equities, and Messrs. Katz and Fink each have a .5% equity interest in United Equities.

     The name, business address, and present principal occupation or employment of the general partners of United Equities are as follows:

NAME                 OCCUPATION                              ADDRESS
Moses Marx           160 Broadway                            Mr. Marx is principally
                     New York, New York 10038                employed as a securities and commodities broker.  Mr. Marx conducts his securities brokerage business in United
                                                             Equities Company, a partnership ("United Equities Co.")
                                                             that is located at the same address as indicated for
                                                             United Equities, and his commodities brokerage business in
                                                             United Equities.

Phillippe Katz       160 Broadway                            Mr. Katz is principally
                     New York, New York 10038                employed as a securities broker at United Equities Co.

Joseph M. Fink       501 Madison Avenue                      Dr. Fink is principally
                     New York, New York 10022                employed as a periodontist.


Moses Marx

     See information regarding Moses Marx above under United Equities (Commodities) Company.



Westgate International, L.P.

     Westgate International, L.P. ("Westgate") is a Cayman Islands limited partnership with a business address of Westgate International, L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

     The principal business of Westgate is to purchase, sell, trade and invest in securities.

     Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate.

     The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME                   ADDRESS                                   OCCUPATION
Hambledon, Inc.        Hambledon, Inc.                           The principal business
                       c/o Midland Bank Trust                    of Hambledon is serving
                       Corporation (Cayman) Limited              as general partner of
                       P.O. Box 1109                             Westgate.
                       Mary Street
                       Grand Cayman
                       Cayman Islands
                       British West Indies

Hambledon, Inc.

          The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon, Inc. are as follows:

NAME                   ADDRESS                                OCCUPATION
Paul E. Singer         712 Fifth Avenue                       Mr. Singer is general
                       36th Floor                             partner of Elliott and
                       New York, New York 10019               Braxton LP and is President of Martley International,
                                                              Inc.

Elliott Associates, L.P.

     Elliott Associates, L.P. ("Elliott") is a Delaware limited partnership with a business address at 712 Fifth Avenue, 36th Floor, New York, New York 10019. Paul E. Singer ("Singer") and Braxton Associates, L.P., a New Jersey limited partnership ("Braxton L.P."), which is controlled by Singer, are the general partners of Elliott.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

Singer

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley International, Inc., a Delaware corporation ("Martley").

Braxton LP

     The business address of Braxton LP is 712 Fifth Avenue, 36th
Floor, New York, New York 10019.

     The principal business of Braxton LP is the furnishing of investment advisory services.

     The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

NAME                         ADDRESS                             OCCUPATION
Paul E. Singer               712 Fifth Avenue                    Mr. Singer is general
                             36th Floor                          partner of Elliott and
                             New York, New York 10019            Braxton LP and is President of Martley.

Braxton Associates,          712 Fifth Avenue                    The principal business
Inc.                         36th Floor                          of Braxton Associates,
                             New York, New York 10019            Inc. is serving as general partner of Braxton LP.

     The name, business address, and present principal occupation or employment of each director and executive officer of Braxton
Associates, Inc. are as follows:

NAME                    ADDRESS                                OCCUPATION
Paul E. Singer          712 Fifth Avenue                       Mr. Singer is general
                        36th Floor                             partner of Elliott and
                        New York, New York 10019               Braxton LP and is President of Martley.

Martley International, Inc.

     The business address of Martley is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Martley is to act as investment manager for Westgate.

     The names, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME                   ADDRESS                                 OCCUPATION
Paul E. Singer         712 Fifth Avenue                        Mr. Singer is general
                       36th Floor                              partner of Elliott and
                       New York, New York 10019                Braxton LP and is President of Martley.